November 23, 2011

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Kevin Woody and Robert Telewicz

RE:	Brookfield Asset Management Inc.

Form 40-F

Filed March 31, 2011

Form 6-K

Filed March 24, 2011

File No. 033-97038

Thank you for your response to our letter dated October 7, 2011. For your reference we have included, along with our response, your question in italics, using the same numbering referencing in your letter.

Form 6-K filed March 24, 2011

2010 Annual Report

Form 40-F

Five-Year Financial Review, page 13

1.	We have considered your response to our prior comment one. We continue to believe that your Non-GAAP measure, as currently titled, does not comply with Item 10(e)(1)(ii)(E) of Regulation S-K. Please review your disclosure in future filings to fully comply with Item 10(e) of Regulation S-K.

Management will discontinue the use of the term “net operating cash flow” for its performance measure in future filings of Forms 6-K and 40-F.

In addition to the response above, we hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions, please contact the undersigned at (416) 359-8601.

Yours truly,

/s/ Brian D. Lawson
Brian D. Lawson Chief Financial Officer